SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                            Comstock Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    205768203
                                 (CUSIP Number)

                                Annabel M. Jones
                Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                April 16, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  205768203


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1)    Name of Reporting  Persons I.R.S.  Identification  Nos. of Above
      Persons (entities only)

      Compression, Inc.; 73-1424038

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

3)    SEC Use Only

4)    Source of Funds (See Instructions)  AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place or Organization - Oklahoma

7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 2,145,150

8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 2,145,150

10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 2,145,150


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)   Percent of Class Represented by Amount in Row (11)-  7.42%

14)   Type of Reporting Person (See Instructions) CO



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                     Amendment to Statement on Schedule 13D

     This Amendment No. 6 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D of Compression, Inc., an Oklahoma corporation ("Compression") and a wholly-owned subsidiary of Samson Investment Company ("Samson"), and C. Philip Tholen, an individual ("Tholen") dated September 1, 1998, as amended on September 10, 1998, September 14, 1998, October 19, 1998, February 15, 2001, and December 31, 2002 (the "Statement") with respect to shares of the common stock, par value of $.50 per share (the "Common Stock") of Comstock Resources, Inc., a Nevada corporation ("Issuer"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.

Item 5.     Interest in Securities of the Issuer

     (a)  See Line 11 on cover page of this Form 13D.

     (b)  See Lines 7 through 10 on cover page of this Form 13D.

     (c) The following chart sets forth the sales of Common Stock in Issuer made by Compression since the filing date of the last amendment. Except as noted below, all of such sales were made in brokerage transactions through the open market or over the counter. The percentage of ownership disclosed below is based on 28,919,561 outstanding shares, the number of outstanding shares in Issuer as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2002.

      Compression has, since the last Amendment, sold the following shares of Common Stock in Issuer:

                                            Total
                  Price                     Shares            %
No. of Shares   Per Share     Date          Owned           Owned
-------------   ---------    --------      ---------      ---------

    8,400         $9.75      2/19/2003     2,783,050         9.62%

   16,600        9.7521      2/20/2003     2,766,450         9.57%

   17,900          9.95      2/21/2003     2,748,550         9.50%

    7,700         10.20      2/24/2003     see below        see below
    4,700         10.21      2/24/2003     see below        see below
    2,400         10.23      2/24/2003     see below        see below
      300         10.28      2/24/2003     see below        see below
    9,900         10.29      2/24/2003     2,723,550         9.42%

   17,300         10.45      2/25/2003     2,706,250         9.36%

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      300         10.38       3/6/2003     see below        see below
    2,200         10.37       3/6/2003     see below        see below
      200         10.35       3/6/2003     see below        see below
    1,800         10.34       3/6/2003     2,701,750         9.34%

      200         10.32       3/7/2003     see below        see below
      300         10.30       3/7/2003     see below        see below
      500         10.26       3/7/2003     see below        see below
      600         10.25       3/7/2003     see below        see below
      500         10.25       3/7/2003     2,699,650         9.34%

   16,000         10.53      3/11/2003     see below        see below
   10,600         10.45      3/11/2003     see below        see below
   10,000         10.45      3/11/2003     see below        see below
   13,400         10.48      3/11/2003     see below        see below
      100         10.52      3/11/2003     see below        see below
    5,000         10.50      3/11/2003     see below        see below
    2,000         10.50      3/11/2003     see below        see below
    2,000         10.50      3/11/2003     see below        see below
    2,000         10.50      3/11/2003     see below        see below
    2,000         10.50      3/11/2003     see below        see below
    6,900         10.50      3/11/2003     see below        see below
    5,000         10.50      3/11/2003     see below        see below
   10,900         10.50      3/11/2003     see below        see below
      500         10.50      3/11/2003     see below        see below
   13,600         10.50      3/11/2003     2,599,650         8.99%

    1,000         10.50      3/13/2003     see below        see below
    1,000         10.50      3/13/2003     see below        see below
    1,000         10.50      3/13/2003     see below        see below
    1,000         10.52      3/13/2003     see below        see below
    3,000         10.60      3/13/2003     see below        see below
   10,000         10.55      3/13/2003     2,582,650         8.93%

   25,100        10.505      3/17/2003     see below        see below
    7,300        10.485      3/17/2003     2,550,250         8.82%

      900       10.4267      4/10/2003     2,549,350         8.82%

      100         10.40      4/11/2003     2,549,250         8.81%

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    5,000         10.50      4/16/2003     see below        see below
   20,000         10.50      4/16/2003     see below        see below
   25,000         10.50      4/16/2003     see below        see below
   25,000         10.50      4/16/2003     see below        see below
      500         10.43      4/16/2003     see below        see below
      500         10.43      4/16/2003     see below        see below
      200         10.43      4/16/2003     see below        see below
      300         10.43      4/16/2003     see below        see below
    2,000         10.44      4/16/2003     see below        see below
      200         10.46      4/16/2003     see below        see below
      100         10.47      4/16/2003     see below        see below
   10,000         10.44      4/16/2003     see below        see below
   10,200         10.45      4/16/2003     see below        see below
   25,000         10.70      4/16/2003     2,425,250         8.39%

  250,000*        11.20      4/21/2003     see below        see below
   30,100         11.45      4/21/2003     2,145,150         7.42%
------------------
*These shares were sold in a block trade arranged by Friedman, Billings, Ramsey & Co.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock

     (e)  Not applicable.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 22, 2003

Signature   /s/ Dennis R. Neill
            --------------------
Name/Title: Dennis R. Neill
            President
            Compression, Inc.


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